**Eun Ah Choi**
Senior Vice President
Global Head of Regulatory Operations

October 26, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 23, 2026, Nasdaq Texas, LLC (the "Exchange") received from Victory Portfolios II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

VictoryShares US EQ Income Enhanced Volatility Wtd ETF

VictoryShares US 500 Volatility Wtd ETF

VictoryShares US 500 Enhanced Volatility Wtd ETF

VictoryShares US Large Cap High Div Volatility Wtd ETF

VictoryShares US Small Cap High Div Volatility Wtd ETF

VictoryShares US Multi-Factor Minimum Volatility ETF

VictoryShares Dividend Accelerator ETF

VictoryShares US Value Momentum ETF

VictoryShares US Small Mid Cap Value Momentum ETF

VictoryShares International Value Momentum ETF

VictoryShares Emerging Markets Value Momentum ETF

VictoryShares Short-Term Bond ETF

VictoryShares Core Intermediate Bond ETF

VictoryShares Core Plus Bond ETF

VictoryShares Corporate Bond ETF

VictoryShares WestEnd U.S. Sector ETF

VictoryShares Free Cash Flow ETF

VictoryShares Free Cash Flow Growth ETF

VictoryShares Small Cap Free Cash Flow ETF

VictoryShares WestEnd Global Equity ETF

VictoryShares International Free Cash Flow ETF

VictoryShares International Free Cash Flow Growth ETF

VictoryShares Pioneer Asset-Based Income ETF

VictoryShares Municipal High Yield ETF

VictoryShares Short-Duration Municipal ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,